UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule
13a-16
or
15d-16
of the Securities Exchange Act of 1934
August 17, 2023
Commission File Number:
001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15
72076 Tübingen, Federal Republic of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F  ☒                    Form
40-F  ☐

INFORMATION
CONTAINED IN THIS REPORT ON FORM
6-K
On August 17, 2023, Immatics N.V. (the “Company”) issued an interim report for the three and six-month
periods ended June 30, 2023, which is attached hereto as Exhibit 99.1, and issued a press release announcing the second quarter 2023 financial results for the Company, which is attached hereto as Exhibit 99.2. Additionally, the Company made available an updated investor presentation, which is attached hereto as Exhibit 99.3. The fact that the presentation is being made available and furnished herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of November 17, 2022 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.
INCORPORATION BY REFERENCE
This
Report
on Form
6-K
(other than Exhibit 99.2 and Exhibit 99.3 hereto) including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form
S-8
(333-249408
and
333-265820)
and the registration statements on Form
F-3
(Registration Nos.
333-258351
and
333-240260)
of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBITS

Exhibit Number	Description

99.1	Immatics N.V. interim report for the three and six-month periods ended June 30, 2023.

99.2	Press release dated August 17, 2023.

99.3	Corporate presentation dated August 17, 2023

101.INS	Inline XBRL Taxonomy Extension Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Table of Contents
SIGNATURES
Pursuant
to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: August 17, 2023	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer

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